Exhibit 99.1

FF304 Page 1 of 8 v 1.2.5 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holding Inc. Date Submitted: 13 May 2024 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 11) Yes Stock code (if listed) 02423 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 09 May 2024 3,577,284,062 1). Repurchase of shares (or other securities) but not cancelled Date of changes 06 March 2024 3,636,393% % 2). Repurchase of shares (or other securities) but not cancelled Date of changes 18 March 2024 3,206,430% % 3). Repurchase of shares (or other securities) but not cancelled Date of changes 19 March 2024 3,147,366% % 4). Repurchase of shares (or other securities) but not cancelled Date of changes 20 March 2024 3,177,384% %

FF304 Page 2 of 8 v 1.2.5 5). Repurchase of shares (or other securities) but not cancelled Date of changes 21 March 2024 3,171,231% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 22 March 2024 3,276,207% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 25 March 2024 1,510,575% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 26 March 2024 1,276,665% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 27 March 2024 1,316,454% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 28 March 2024 1,311,030% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 01 April 2024 627,033% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 02 April 2024 628,938% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 03 April 2024 631,086% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 04 April 2024 634,158% % 15). Repurchase of shares (or other securities) but not cancelled 1,024,335% %

FF304 Page 3 of 8 v 1.2.5 Date of changes 05 April 2024 16). Repurchase of shares (or other securities) but not cancelled Date of changes 08 April 2024 631,278% % 17). Repurchase of shares (or other securities) but not cancelled Date of changes 09 April 2024 627,855% % 18). Repurchase of shares (or other securities) but not cancelled Date of changes 10 April 2024 617,295% % 19). Repurchase of shares (or other securities) but not cancelled Date of changes 11 April 2024 629,037% % 20). Repurchase of shares (or other securities) but not cancelled Date of changes 12 April 2024 1,113,090% % 21). Repurchase of shares (or other securities) but not cancelled Date of changes 15 April 2024 2,302,680% % 22). Repurchase of shares (or other securities) but not cancelled Date of changes 16 April 2024 2,309,412% % 23). Repurchase of shares (or other securities) but not cancelled Date of changes 17 April 2024 2,325,549% % 24). Repurchase of shares (or other securities) but not cancelled Date of changes 18 April 2024 2,331,252% % 25). Repurchase of shares (or other securities) but not cancelled Date of changes 19 April 2024 2,382,654% %

FF304 Page 4 of 8 v 1.2.5 26). Repurchase of shares (or other securities) but not cancelled Date of changes 22 April 2024 1,166,505% % 27). Repurchase of shares (or other securities) but not cancelled Date of changes 23 April 2024 1,116,204% % 28). Repurchase of shares (or other securities) but not cancelled Date of changes 24 April 2024 1,097,628% % 29). Repurchase of shares (or other securities) but not cancelled Date of changes 25 April 2024 1,092,393% % 30). Repurchase of shares (or other securities) but not cancelled Date of changes 26 April 2024 614,850% % 31). Repurchase of shares (or other securities) but not cancelled Date of changes 29 April 2024 389,622% % 32). Repurchase of shares (or other securities) but not cancelled Date of changes 30 April 2024 393,126% % 33). Repurchase of shares (or other securities) but not cancelled Date of changes 01 May 2024 437,931% % 34). Repurchase of shares (or other securities) but not cancelled Date of changes 02 May 2024 369,612% % 35). Repurchase of shares (or other securities) but not cancelled Date of changes 03 May 2024 198,942% % 36). Repurchase of shares (or other securities) but not cancelled 353,838% %

FF304 Page 5 of 8 v 1.2.5 Date of changes 06 May 2024 37). Repurchase of shares (or other securities) but not cancelled Date of changes 07 May 2024 357,771% % 38). Repurchase of shares (or other securities) but not cancelled Date of changes 08 May 2024 364,020% % 39). Repurchase of shares (or other securities) but not cancelled Date of changes 09 May 2024 355,404% % 40). Repurchase of shares (or other securities) but not cancelled Date of changes 10 May 2024 15,357 0% % Closing balance as at (Note 8) 10 May 2024 3,577,284,062

FF304 Page 6 of 8 v 1.2.5 N/A Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 Page 7 of 8 v 1.2.5 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 8 of 8 v 1.2.5 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note) Yes Stock code (if listed) 02423 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 10 May 2024 15,357 On another stock exchange New York Stock Exchange USD 5.66 USD 5.65 USD 86,907 Total number of securities purchased 15,357 Total paid $ USD 86,907 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue % We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Listing Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 27 April 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange. Remarks: B1) Number of such securities purchased on the above said exchange since the ordinary resolution passed at the annual general meeting held on June 15, 2023 is 162,191,784. B2) % of number of shares in issue at time the ordinary resolution passed acquired on the above said exchange since date of resolution is 4.283%. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)